September 22, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Martin James
Re: Insulet Corporation
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 9, 2010
Dear Ladies and Gentlemen:
This letter is being furnished on behalf of Insulet Corporation (the “Company”) in response to comments in the letter dated September 10, 2010 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Brian Roberts, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2009 that was filed March 9, 2010 and the Company’s Form 10-Q for the Fiscal Quarter Ended March 31, 2010.
Form 10-K for the Fiscal Year Ended December 31, 2009
Note 8. Facility Agreement and Common Stock Warrants, page F-17
1.	Please refer to prior comment 1. We note your response to our comment which describes that under Section 3(b) of the Warrant Agreement, in event of a Cashless Major Exercise the warrant holder is entitled to a number of shares of common stock equal to the Black Scholes Value, “divided by 95% of the closing price of the Company’s common stock.” We note that the 95% feature appears to have a leveraging effect as it increases the rate of return for the warrant holders as the price of your common stock rises. Please tell us how you assessed this 95% feature under FASB ASC 815-40-15-7F(b) (paragraph 16 of EITF 07-05) and determined that it was not a leverage factor that would be inconsistent with the fixed-for-fixed option on equity shares model.
In response to your comment, we believe that the Warrant Agreement does not contain a leverage factor that would violate the fixed-for-fixed option on equity shares model. In that regard, Section 3(b) of the Warrant Agreement indicates that in the event of a Cashless Major Exercise the warrant holder is entitled to exchange the warrant for shares. The settlement value (paid in shares) to be delivered upon exercise is calculated based on the Black Scholes value of the option as defined in the Warrant Agreement.
ASC 815-40-15-7E and ASC 815-40-15-7F (formerly EITF 07-5 para. 16) state the following:
“A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including the strike price of the instrument, term of the instrument, expected dividends or other dilutive activities, stock borrow cost, interest rates, stock price volatility, the entity’s credit spread, and the ability to maintain a standard hedge position in the underlying shares. Determinations and adjustments related to the settlement amount (including the determination of the ability to maintain a standard hedge position) must be commercially reasonable. An instrument (or embedded feature) would not be considered indexed to the entity’s own stock if its settlement amount is affected by variables that are extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares. If an instrument’s settlement calculation incorporates variables other than those used to determine the fair value of a fixed-for-fixed forward or option on equity shares, or if the instrument contains a feature (such as a leverage factor) that increases exposure to the additional variables listed above in a manner that is inconsistent with a fixed-for-fixed forward or option on equity shares, the instrument (or embedded feature) would not be considered indexed to the entity’s own stock.”
On a cashless exercise (both a Cashless Major Exercise and a Cashless Default Exercise), the value to be delivered is calculated based on the Black Scholes value of the option as defined in the Agreement. All the inputs to that calculation meet the ASC 815-40-15-7E (formerly EITF 07-5) criteria to be considered indexed to the issuer’s stock. We noted in our prior response:
“Specific to the settlement of our warrants, the terms of the Warrant Agreement specifically outline the inputs to the Black-Scholes settlement value including the following:
1. Remaining Term
2. Interest Rate
3. Volatility
4. Stock Price
5. Dividends
6. Strike Price
These are the only inputs to the Black-Scholes calculation in the Warrant Agreement and this is consistent with ASC 815-40-15-7D which notes that “if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for fixed” forward or option on equity shares” then the instrument would still be considered indexed to an entity’s own stock. ASC 815-40-15-7E specifies the inputs and the inputs defined in the Warrant Agreement are consistent with the literature. We also note that there are no other variables which are inputs to the Black-Scholes settlement value calculation, which is consistent with ASC 815-40-15-7F. Thus, our warrant is settled for fair value based on company-specific inputs to a standard option valuation model, which is essentially the ultimate in indexation to the company’s own stock.”
After concluding that the settlement value is a Black Scholes value that is acceptable under the indexation criteria, we evaluated the settlement of the instrument (that is, the delivery of the consideration) under the classification literature generally in ASC 815-40-25 (formerly EITF 00-19).
Under the Warrant Agreement, the settlement amount (Black Scholes Value) is used to calculate the number of shares of our common stock to be delivered in satisfaction of the warrant exercise. In the case of cashless exercises, due to exceptions under securities law, the shares to be delivered can be unregistered. ASC 815-40-25-17 indicates that a contract may specify that the value of the unregistered shares to be delivered under share settlement is to be determined by the counterparty using commercially reasonable means. That share value is then used to determine the number of unregistered shares that must be delivered to the counterparty. The guidance on classification in ASC 815-40-25-17 allows for a commercially reasonable adjustment to the value of the shares to be delivered when unregistered shares are delivered. The Warrant Agreement indicates that the adjustment to the value of the shares to be delivered is determined based on dividing the settlement amount (Black Scholes Value) by 95% of the closing price of the Company’s common stock. We believe that this is a commercially reasonable adjustment and that it considers the fact that the shares delivered may be, at the Company’s option, unregistered shares. We believe the 5% adjustment should be viewed, and was intended to be viewed by the counterparty, as the adjustment for the value of the unregistered shares that could be delivered (that is, as a contractually agreed upon protection to the holder should the Company choose to deliver unregistered shares). Thus, we considered the 95% as being an allowable adjustment under the classification guidance and not related to the indexation guidance.
In summary, the settlement amount is first calculated using the Black Scholes model that does not have any leveraging inputs. In contrast, if the share price was adjusted prior to being an input into the Black Scholes model, we believe that might be a “leveraging” factor problematic within ASC 815-40-15-7E and 15-7F. Under the Agreement, no adjustment is made to the share price input in the Black Scholes model. Once the settlement amount is determined, we then figure out how many shares are necessary to settle it. It is that settlement that uses the adjustment as described above.
We consulted with our EY Audit Engagement Team and National Office at the inception of this transaction regarding the accounting for this transaction and again to address this specific comment posed above. Our understanding is that EITF 07-5 did not modify EITF 00-19. Therefore we believe the adjustment to shares delivered in settlement must not be a “leverage factor” the Working Group was concerned about. That is not to say that we believe any discount on shares would be acceptable; however in our case the discount is “commercially reasonable” and considered in the calculation of shares to be delivered rather than calculation of the settlement amount, and therefore should not be considered problematic.
In conclusion, in accordance with ASC 815-40-15-7F, we do not believe that the 95% adjustment feature is a leverage factor.
Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (781) 457-4848 or by e-mail at broberts@insulet.com

Sincerely,
/s/ Brian Roberts
Brian Roberts
Chief Financial Officer

cc:	Raymond C. Zemlin, Esq. (Goodwin Procter LLP)